UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)
Fifth Street Finance Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
31678A103
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

CUSIP No.	31678A103	13G	Page	1	of	4	Pages

1.	NAMES OF REPORTING PERSONS Bruce E. Toll I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5.	SOLE VOTING POWER

NUMBER OF		1,300,000

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,300,000

WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,300,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	2.9%

12.	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	31678A103	Page	2	of	4	Pages

Item 1(a).	Name of Issuer:
Fifth Street Finance Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
10 Bank Street, 12th Floor
White Plains, New York 10606

Item 2(b).	Name of Person Filing:
Bruce E. Toll

Item 2(b).	Address of Principal Business Office:
754 S. County Road
Palm Beach, FL 33480

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities
Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:
31678A103

CUSIP No.	31678A103	Page	3	of	4	Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
As of the date of this filing, Bruce E. Toll (the “Reporting Person”) is the beneficial owner of 1,300,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Fifth Street Finance Corp. (“Fifth Street”), which constitutes approximately 2.9% of Fifth Street’s outstanding shares of Common Stock, based on 44,923,407 shares of Common Stock outstanding as reported in Fifth Street’s Prospectus Supplement dated January 22, 2010, as filed with the Securities and Exchange Commission on January 22, 2010. The Reporting Person has sole power to vote and dispose of his shares.

Item 5.	Ownership of Five Percent or Less of Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

CUSIP No.	31678A103	Page	4	of	4	Pages

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 1, 2010

By:	/s/ Bruce E. Toll
	Name:	Bruce E. Toll